EXHIBIT 11

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	YEARS ENDED DECEMBER 31,
	1999	2000	2001	2002	2003
Loss before cumulative effect of changes in accounting principles	$(94,347)	$(204,786)	$(366,167)	$(272,521)	$(396,330)
Dividends on preferred stock	(28,881)	(59,469)	(79,028)	(79,786)	(54,294)
Gains (losses) on purchases of preferred stock	—	—	—	99,424	349

Loss before cumulative effect of changes in accounting principles applicable to common stock for basic and diluted computations	(123,228)	(264,255)	(445,195)	(252,883)	(450,275)

Cumulative effect of changes in accounting principles	(2,414)	—	—	—	(2,035)

Net loss applicable to common stock for basic and diluted computations	$(125,642)	$(264,255)	$(445,195)	$(252,883)	$(452,310)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	131,466	178,588	214,246	218,028	216,947

Per common share—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.94)	$(1.48)	$(2.08)	$(1.16)	$(2.08)

Cumulative effect of change in accounting principle	(0.02)	—	—	—	(0.01)

Net loss	$(0.96)	$(1.48)	$(2.08)	$(1.16)	$(2.09)